FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-12440

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                                                                                                                                                                                                                                                                   Press Release

ENERSIS CHILE ANNOUNCES SPIN-OFF BY ENERSIS AMÉRICAS OF ENERSIS CHILE

SANTIAGO, CHILE, April 4, 2016 ─ ENERSIS CHILE S.A. (NYSE: ENIC) today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form 20-F filed by Enersis Chile (the “Registration Statement”) in connection with the spin-off by Enersis Américas S.A. (NYSE: ENI) of Enersis Chile (the “Spin-off”). Each holder of record of (i) Enersis Américas common stock as of April 14, 2016 (the “Record Date”), will have the right to receive one share of Enersis Chile common stock for each share of Enersis Américas common stock held, and (ii) American Depositary Shares (“ADSs”) of Enersis Américas as of the Record Date will have the right to receive one ADS of Enersis Chile for each ADS of Enersis Américas held.

The Spin-off was approved at an Extraordinary Shareholders Meeting of Enersis Américas held on December 18, 2015. Enersis Américas shareholders will not be required to (i) pay for the shares of Enersis Chile common stock to be received by them in the Spin-Off, (ii) surrender or exchange shares of Enersis Américas common stock in order to receive Enersis Chile common stock, (iii) take any other action in connection with the Spin-Off.

Enersis Chile and shares of Enersis Chile common stock are being registered with the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”). The SVS has not approved or disapproved of the securities (including in the form of ADSs).

Persons holding Enersis Américas ADSs in the facilities of The Depositary Trust Company (“DTC”) will receive the distribution of Enersis Chile ADSs by book entry only, through the facilities of DTC on or about  April 26, 2016 (the “Distribution Date”). Persons holding Enersis Américas ADSs directly will receive the distribution of Enersis Chile ADSs in the form of certificated American Depositary Receipts (“ADRs”), representing Enersis Chile ADSs on or about the Distribution Date.

The distribution of Enersis Chile common stock and ADSs are subject to the satisfaction or waiver of certain conditions including, but not limited to, registration of the shares of common stock with the SVS, the receipt of approval to list the shares of common stock on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange in Chile, and the other conditions summarized in the Registration Statement.

In the event there are any changes to the Record Date or the Distribution Date, Enersis Américas and Enersis Chile will publish any such changes in a press release that will also be furnished on a Form 6-K. In addition, Enersis Chile will coordinate with Citibank N.A., its depositary, to give at least 10 days’ notice of any changes to the Record Date to the New York Stock Exchange (“NYSE”) in accordance with NYSE’s requirements.

There is currently no market for Enersis Chile common stock. The NYSE has authorized the listing of Enersis Chile ADRs under the symbol ‘ENIC,’ subject to official notice of distribution. Concurrent with the commencement of “regular way” trading of the Enersis Chile ADSs on the NYSE under the symbol ‘ENIC’, the ticker symbol for Enersis Américas’ ADSs is expected to change from ‘ENI’ to ‘ENIA’ and the symbols for Enersis Américas’ 7.40% Notes due December 1, 2016 and 6.60% Notes due December 1, 2016 will change to ‘ENIA 16’ and ‘ENIA 26’, respectively.

                                                                                                                                                                                                       Press Release

The Registration Statement filed with the SEC contains information about Enersis Chile and its businesses, details regarding the distribution of Enersis Chile ADSs and other important information. The Registration Statement is available on the SEC’s website at www.sec.gov (http://www.sec.gov/).

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the Spin-Off, timing of "when-issued" and "regular-way" trading and trading on the NYSE, Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange, conditions to the distribution, and statements about the objectives of the Spin-off, Enersis Chile's strategy and other non-historical matters. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include a failure to successfully separate Enersis Chile from Enersis Américas, the satisfaction of conditions of the Spin-off, including the receipt of required approvals (including from the SVS), the ability of Enersis Chile's businesses to continue to grow and develop according to their business developm ent plans, trends in the industries in which Enersis Chile's businesses operate, customer demand, the competitive landscape in which Enersis Chile's businesses operate, changes in regulation applicable to Enersis Chile’s business, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Enersis Chile’s Registration Statement. Except as required by law, Enersis Chile undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

For further information, please contact us:

Investor Relations Department
e-mail: ir.enersis@enel.com
Phone: +56 22353 4682
Address: Santa Rosa 76, Santiago,Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: April 5, 2016